UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

VERINT SYSTEMS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

92343X100

(CUSIP number)

Shefali A. Shah, Esq.

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

with a copy to:

David E. Zeltner, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

(Name, address and telephone number of person authorized to receive notices and communications)

August 30, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 92343X100	Page 2

1.	NAME OF REPORTING PERSON: COMVERSE TECHNOLOGY, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,277,059*
	8.	SHARED VOTING POWER: – 0 –
	9.	SOLE DISPOSITIVE POWER: 27,277,059*
	10.	SHARED DISPOSITIVE POWER: – 0 –
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,277,059*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.7%*
14.	TYPE OF REPORTING PERSON: CO

*	Assumes conversion of the Verint Preferred Stock (as defined in Item 5 herein) as of July 31, 2012. The percentage of class is calculated based upon 50,760,254 shares of Verint Common Stock (as defined in Item 5 herein) outstanding, representing 39,772,218 shares of Verint Common Stock outstanding as of July 31, 2012 and approximately 10.99 million shares of Verint Common Stock issuable to the Reporting Person assuming conversion of the Verint Preferred Stock, as reported by the Issuer to the Reporting Person.

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D filed by Comverse Technology, Inc., a New York corporation (the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on June 1, 2007, as amended on July 19, 2010, January 11, 2011, January 14, 2011, May 17, 2011, March 20, 2012, May 30, 2012 and August 13, 2012 (as so amended, the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common stock, par value $0.001 per share (the “Verint Common Stock”), of Verint Systems Inc., a Delaware corporation (the “Issuer” or “Verint”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following paragraphs:

On August 30, 2012, Verint filed with the Secretary of State of the State of Delaware a Certificate of Amendment to the Certificate of Designation, Preferences and Rights of the Series A Convertible Perpetual Preferred Stock (the “Certificate Amendment”). The Certificate Amendment provides that, at the effective time (the “Effective Time”) of the previously disclosed merger (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of August 12, 2012, among Verint, the Reporting Person, and Victory Acquisition I LLC (the “Merger Agreement”), each issued and outstanding share of Verint’s Series A Convertible Perpetual Preferred Stock (the “Verint Preferred Stock”) that is not held by the Reporting Person will be automatically converted into shares of Verint’s common stock pursuant to the terms of the Certificate Amendment and will cease to accrue any dividends or any other amounts on each such share of Preferred Stock, and such conversion will have been deemed to occur immediately prior to the Effective Time.

The foregoing description of the Certificate Amendment is not complete and such description is qualified in its entirety by reference to the Certificate Amendment, which is filed hereto as Exhibit 1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following paragraph:

If the Merger is effected as provided in the Merger Agreement, pursuant to the Certificate of Designation, Preferences and Rights, as amended by the Certificate Amendment, any holder of the Preferred Stock that is not the Reporting Person at the Effective Time will automatically no longer own any shares of Verint Preferred Stock and instead will automatically be the holder of the amount of Verint Common Stock into which such holder’s Verint Preferred Stock is convertible at the Effective Time. The information disclosed in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.	Certificate of Amendment to the Certificate of Designation, Preferences and Rights of the Series A Convertible Perpetual Preferred Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2012

COMVERSE TECHNOLOGY, INC.

By:	/s/ Shefali A. Shah
Name: Shefali A. Shah Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Certificate of Amendment to the Certificate of Designation, Preferences and Rights of the Series A Convertible Perpetual Preferred Stock.

5